Filed Pursuant to Rule 424(b)(3)
Registration No. 333-225566

BLACKSTONE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 3 DATED FEBRUARY 19, 2020

TO THE PROSPECTUS DATED JANUARY 4, 2019

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated January 4, 2019 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "we," "us," or "our" refer to Blackstone Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of March 1, 2020;
•	to disclose the calculation of our January 31, 2020 net asset value (“NAV”) per share for all share classes;
•	to provide an update on the status of our current public offering (the “Offering”); and
•	to provide an update on our acquisition of an interest in the Las Vegas real estate of the MGM Grand and Mandalay Bay.

March 1, 2020 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of March 1, 2020 (and repurchases as of February 29, 2020) is as follows:

Transaction Price (per share)
Class S	$11.5029
Class T	$11.2933
Class D	$11.3311
Class I	$11.4776

The March 1 transaction price for each of our share classes is equal to such class’s NAV per share as of January 31, 2020. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since January 31, 2020 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

January 31, 2020 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.breit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. We have included a breakdown of the components of total NAV and NAV per share for January 31, 2020 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class T, Class D, and Class I common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of January 31, 2020 ($ and shares in thousands):

Components of NAV	January 31, 2020
Investments in real properties	$29,771,272
Investments in real estate-related securities	4,827,867
Cash and cash equivalents	183,255
Restricted cash	1,776,866
Other assets	250,084
Mortgage notes, term loans, and revolving credit facilities, net	(16,738,407)
Repurchase agreements	(2,634,604)
Subscriptions received in advance	(1,656,759)
Other liabilities	(912,062)
Accrued performance participation allocation	(15,264)
Management fee payable	(15,304)
Accrued stockholder servicing fees (1)	(5,241)
Non-controlling interests in joint ventures	(239,575)
Net asset value	$14,592,128
Number of outstanding shares/units	1,271,923

_______________

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of January 31, 2020, the Company has accrued under GAAP $505.7 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of January 31, 2020 ($ and shares/units in thousands, except per share/unit data):

					Third-party
					Operating
	Class S	Class T	Class D	Class I	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$6,464,485	$463,266	$1,013,153	$6,400,711	$250,513	$14,592,128
Number of outstanding shares/units	561,990	41,022	89,414	557,671	21,826	1,271,923
NAV Per Share/Unit as of January 31, 2020	$11.5029	$11.2933	$11.3311	$11.4776	$11.4776

_______________

(1)

Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partner, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the January 31, 2020 valuations, based on property types. Once we own more than one office property or net lease property we will include the key assumptions for the respective property type.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily(1)	7.8%	5.3%
Industrial	7.2%	5.7%
Hotel	9.0%	9.4%
Retail	7.8%	6.2%
Other(2)	7.3%	7.1%

_______________

(1)	Multifamily includes student housing and manufactured housing.
(2)	Other includes self-storage.

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Multifamily	Industrial	Hotel	Retail	Other
	Hypothetical	Investment	Investment	Investment	Investment	Investment
Input	Change	Values	Values	Values	Values	Values
Discount Rate	0.25% decrease	+1.9%	+1.7%	+1.0%	+1.8%	+1.8%
(weighted average)	0.25% increase	(1.8%)	(2.1%)	(1.0%)	(1.8%)	(1.7%)
Exit Capitalization Rate	0.25% decrease	+3.0%	+2.7%	+2.0%	+2.4%	+2.0%
(weighted average)	0.25% increase	(2.8%)	(2.9%)	(1.9%)	(2.3%)	(1.8%)

Our total NAV presented in the following tables includes the NAV of our Class S, Class T, Class D, and Class I common stockholders, as well as the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partner and Class B unit holders. The following table provides a breakdown of the major components of our total NAV as of December 31, 2019 ($ and shares in thousands):

Components of NAV	December 31, 2019
Investments in real properties	$29,225,122
Investments in real estate-related securities	4,523,260
Cash and cash equivalents	204,269
Restricted cash	905,433
Other assets	202,904
Mortgage notes, term loans, and revolving credit facilities, net	(17,088,862)
Repurchase agreements	(3,092,137)
Subscriptions received in advance	(796,729)
Other liabilities	(580,805)
Accrued performance participation allocation	(141,396)
Management fee payable	(13,873)
Accrued stockholder servicing fees (1)	(4,946)
Non-controlling interests in joint ventures	(240,936)
Net asset value	$13,101,304
Number of outstanding shares/units	1,145,030

________________

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of December 31, 2019, the Company has accrued under GAAP $478.5 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of December 31, 2019 ($ and shares/units in thousands, except per share/unit data):

					Third-party
					Operating
	Class S	Class T	Class D	Class I	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$6,089,730	$447,952	$956,816	$5,429,223	$177,583	$13,101,304
Number of outstanding shares/units	530,812	39,768	84,658	474,279	15,513	1,145,030
NAV Per Share/Unit as of December 31, 2019	$11.4725	$11.2642	$11.3022	$11.4473	$11.4473

_______________

(1)

Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partnership, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Status of our Current Public Offering

We are currently offering on a continuous basis up to $12.0 billion in shares of common stock, consisting of up to $10.0 billion in shares in our primary offering and up to $2.0 billion in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 564,847,842 shares of our common stock (consisting of 297,393,616 Class S Shares, 19,046,344 Class T Shares, 60,328,792 Class D Shares and 188,079,090 Class I Shares) in the primary offering for total proceeds of $6.3 billion and (ii) 23,064,359 shares of our common stock (consisting of 13,567,975 Class S Shares, 993,718 Class T Shares, 1,807,547 Class D Shares and 6,695,119 Class I Shares) pursuant to our distribution reinvestment plan for a total value of $0.3 billion. As of January 31, 2020, our aggregate NAV is $14.6 billon. We intend to continue selling shares in the Offering on a monthly basis.

Acquisition of an interest in the Las Vegas Real Estate of the MGM Grand and Mandalay Bay

On February 14, 2020, we closed the previously announced transaction to form a new joint venture with MGM Growth Properties LLC (“MGP”) (NYSE: MGP) to acquire the Las Vegas real estate assets of the MGM Grand and Mandalay Bay for $4.6 billion. MGP owns 50.1% of the joint venture, and we own 49.9%.

At closing, MGM Resorts International (“MGM Resorts”) (NYSE: MGM) entered into a long-term triple net master lease for both properties. MGM Resorts will continue to manage, operate and be responsible for all aspects of the properties on a day-to-day basis, with the joint venture owning the properties and receiving rent payments. The lease benefits from a full corporate guarantee of rent payments by MGM Resorts, a New York Stock Exchange-listed company with a market capitalization of approximately $16 billion as of February 18, 2020 that owns and operates integrated casino, hotel, and entertainment resorts across the United States and in Macau.